File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

RECEIVED

2005 NOV -8 P 1:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 October 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released on 31 October 2005.

Yours faithfully

05012415

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED

NOV 09 2005

THOMSON FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2005\ZC - SED - Statement Re Ofwat- 31Oct05.doc

Severn Trent Plc announced today that as a result of a referral by Ofwat, the Serious Fraud Office is undertaking a criminal investigation into alleged reporting irregularities made to Ofwat by Severn Trent Water Limited between 2000 and 2003.

Ofwat has been conducting its own investigation following allegations made by an employee of Severn Trent Water. Ofwat began its investigation into the allegations in January 2005. The matter reported to the SFO concerns data on leakage.

Severn Trent is supporting Ofwat in its review of these allegations and will co-operate fully with the Serious Fraud Office.

In May 2004 an employee of Severn Trent Water raised a number of allegations relating, in particular, to alleged accounting inaccuracies and regulatory returns. PricewaterhouseCoopers LLP Forensic Services was appointed by Severn Trent Plc to carry out a thorough and independent investigation and in the light of their findings Severn Trent Plc announced on 22 November 2004 that the Board was, and remains, of the view that the matters raised have no effect upon the integrity of the accounts and that Severn Trent Water's customers have not been overcharged. However, a disciplinary investigation was instigated which, though substantially complete, is likely to continue at least until Ofwat's review of these matters is completed.

The Board has taken and will continue to take such actions as it thinks appropriate to ensure the maintenance of both high ethical and professional standards.

For further information contact:

Peter Gavan, Director of Corporate Affairs, Severn Trent Plc
0121 722 4310